

May 14, 2021

Keeren Shah
Finance Director
AccuStem Sciences Ltd
107 Cheapside, 9th Floor
London EC2V 6DN United Kingdom

> **Re: AccuStem Sciences Ltd**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed May 7, 2021**
> **File No. 000-56257**

Dear Ms. Shah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 20-FR/A#1 Filed May 7, 2021

Financial Statements, page F-1

1. We note your response to comment 10. As previously requested, please provide robust disclosure in your notes to the financial statements as to how the financial statements of the underlying business were prepared. If true, please revise to specifically confirm the assertions made in the next to last paragraph of your response to prior comment 10:
   - That the financial statements reflect all the costs of doing business related to the StemPrintER project;
   - That any costs Tiziana has incurred since the completion of the Demerger have been charged to the Company and these form the related party balance on your balance sheet; and
   - That no allocation of expenses is required as the Company has incurred all costs directly.

Note 5. Intangible Assets, page F-10

2.   We note your response to comment 13. Please address the following:
- As previously requested, please tell us how the intangible asset is defined, including descriptions of the underlying licenses and technologies;
- Please disclose the reasons supporting your determination that the intangible asset should have an indefinitely useful life per IAS 38.122(a); and
- Please expand your disclosures to better address how you determined the fair value under the cost approach, including what consideration you gave to obsolescence. In addition, your response indicates that you also considered the valuation determination by the approval of the High Court in the UK of 4 million. Please further explain the nature of this valuation that was performed and further your consideration of this value in arriving at your fair value amount. Refer to IFRS 13.B8-B9.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik at 202-551-3692 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler, Esq.